3/9/15

15047364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015

SEC FILE NUMBER
8-42445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENTEGRA DISTRIBUTORS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 CORPORATE PARK DRIVE
(No. and Street)

WHITE PLAINS	NEW YORK	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM J. PIEPER (203) 926-3010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERRYDUNN
(Name – *if individual, state last, first, middle name*)

100 MIDDLE STREET	PORTLAND	MAINE	19104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10

OATH OR AFFIRMATION

I, WILLIAM J. PIEPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENTEGRA DISTRIBUTORS, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

PRESIDENT AND CHIEF COMPLIANCE OFFICER

Title

Karen E. Perry

Notary Public

KAREN E. PERRY
Notary Public, State of New York
No. 5034157
Qualified in Westchester County
Commission Expires 10/4/18

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We have audited the accompanying financial statements of Pentegra Distributors, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained within Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 27, 2015

Bangor, ME • Portland, ME • Manchester, NH • Charleston, WV
www.berrydunn.com

Pentegra Distributors, Inc.
Statement of Financial Condition
December 31, 2014

Assets:		
Cash	$	1,003,789
Due from parent		16,929
Prepaid expenses		25,000
Total assets	$	1,045,718
Liabilities and shareholder's equity:		
Accounts payable and accrued expenses	$	4,770
Income taxes payable		307,169
Total liabilities		311,939
Shareholder's equity:		
Common stock, $.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		25,351
Retained earnings		708,427
Total shareholder's equity		733,779
Total liabilities and shareholder's equity	$	1,045,718

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Statement of Income
Year Ended December 31, 2014

Revenue:	
Service income	$ 645,560
Total revenue	645,560
Expenses:	
Compensation and benefits	249,164
Professional fees	45,995
Regulatory fees	40,045
Facilities	23,772
Other	26,986
Total expenses	385,962
Income before income tax expense	259,598
Income tax expense	99,332
Net income	$ 160,266

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2014

	Common Stock		Additional Paid-In	Retained	Total Shareholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2013	100	$ 1	$ 25,351	$ 548,161	$ 573,513
Net income	-	-	-	160,266	160,266
Balance, December 31, 2014	100	$ 1	$ 25,351	$ 708,427	$ 733,779

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities		
Net income	$	160,266
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses		(1,584)
Decrease in accounts payable and accrued expenses		(2,054)
Increase in income taxes payable		99,332
Net cash provided by operating activities		255,960
Net cash used in financing activities:		
Increase in due from Parent		(18,337)
Net cash used in financing activities		(18,337)
Net increase in cash		237,623
Cash at beginning of year		766,166
Cash at end of year	$	1,003,789
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Notes to Financial Statements
December 31, 2014

1. Nature of Business and Summary of Significant Accounting Policies

Organization
Pentegra Distributors, Inc. (the "Company"), a wholly owned subsidiary of Pentegra Services, Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Principal Business Activities
The Company provides services in support of the retirement services business of its Parent, which involves the distribution of registered investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent.

Financial Statement Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition
The Company's revenues are generally recognized on the accrual basis in the period services are performed.

Income Taxes
The Company is included in consolidated U.S. federal and state income tax returns with its Parent. The Parent allocates income taxes to its subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has provided for federal and state income taxes for the year.

Cash
Cash consists of bank deposits. The carrying amount approximates fair value because of the short maturity of this instrument.

The Company maintains its cash in a single bank account which may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant risk related to the cash account.

2. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $691,850, which was $671,054 in excess of its required net capital of $20,796. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1.

The Company is exempt from SEC Rule 15c3-3 in that its business is limited to the purchase and sale of shares of registered investment companies.

3. Related Party Transactions

Under an Expense Allocation and Services Fee Agreement with its Parent, the Company is charged a share of the expenses paid by its Parent proportional to the benefits the Company derives from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the Parent and the Parent's other subsidiaries. In addition, the Parent will pay the Company a service fee of ten basis points of the fair market value of all regulated investment company share assets administered by the Parent on the last day of each month. These service fees are for all services provided by registered personnel of the Company in connection with the distribution of regulated investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent. Revenues generated from service fees under this agreement amounted to $645,560 and represent 100 percent of the Company's revenue reported on the statement of income.

Expenses allocated under this agreement of approximately $297,806 are included in compensation and benefits, professional fees, facilities and other expenses in the statement of income. In addition, the Parent acts as payment agent for the Company, disbursing certain other expenses of the Company, which then reimburses the amounts paid generally not later than the month following the payment. Such reimbursements for the year ended December 31, 2014 amounted to $88,156.

At December 31, 2014, the Parent owed the Company $16,929.

The Parent also maintains a policy of funding the Company's losses, if any, through capital contributions.

4. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. There are no deferred taxes. The current income tax expense is as follows:

Federal	$ 82,562
State	16,770
Total income taxes	$ 99,332

Income taxes payable reported on the statement of financial condition includes $99,332, $98,093 and $109,744 for 2014, 2013 and 2011 tax liabilities, respectively, not yet settled with the Parent. Income taxes payable for 2012 have been settled with the Parent.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes, defines the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company has adopted these provisions and as a result of the implementation of these provisions, the Company did not have liability for unrecognized tax benefits.

5. Subsequent Events

Management has evaluated events and transactions subsequent to December 31, 2014, and no events have occurred requiring recognition or disclosure.

6. Legal Contingencies

Various legal claims may arise from time to time in the normal course of business which, in the opinion of management, may or may not have a material effect on the Company's financial statements.

At December 31, 2014, the Company was not involved in any litigation or any other legal claims.

7. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reporting rules, which require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers are required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC Member firm, broker-dealer audited financial statements are required to be submitted to SIPC, and broker-dealers are required to file a new quarterly Form Custody. In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no action positions taken by SEC staff over many years of which conformed to existing practices of self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reporting rules and the financial responsibility rules and has determined that the adoption of the amendments did not have a material impact on the Company or its financial statements.

Pentegra Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2014

Computation of Net Capital	
Total shareholder's equity	$ 733,779
Less: Non-allowable assets	41,929
Net capital	691,850
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $311,939, or $5,000, whichever is greater	20,796
Excess net capital	$ 671,054
Aggregate indebtedness	$ 311,939
Ratio of aggregate indebtedness to net capital	0.45 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part IIA of the Focus Report on Form X-17A-5 at December 31, 2014.

Pentegra Distributors, Inc.

Schedule II

Statement Pursuant to Rule 15c3-3

December 31, 2014

For the year ended December 31, 2014, the brokerage transactions of the Company were limited to the purchase and sale of shares of registered investment companies and the Company is, therefore, exempt from Rule 15c3-3 (subparagraph (k)(1)).

BerryDunn

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S EXEMPTION REVIEW REPORT

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We have reviewed management's statements, included in the accompanying Report of Exemption from Rule 15c3-3, in which (1) Pentegra Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (1) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 27, 2015

Bangor, ME • Portland, ME • Manchester, NH • Charleston, WV
www.berrydunn.com

Pentegra Distributors, Inc.

Report of Exemption from Rule 15c3-3

December 31, 2014

The Company does not handle cash or securities on behalf of its customers. It is exempt from compliance with SEC Rule 15c3-3 under paragraph (k)(1) of that rule since its business is limited to purchase and sales of mutual funds, and to the best of my knowledge and belief has been so throughout 2014 without exception.

William J. Pieper
President and Chief Compliance Officer

BerryDunn

INDEPENDENT ACCOUNTANT'S REPORT ON AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion from Membership (Form SIPC-3) filed with the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by Pentegra Distributors, Inc. (the Company), the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA) and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-3. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the claims for exclusion made by the Company in its filing of Form SIPC-3 (the distribution of shares of registered open end investment companies or unit investment trusts, and the sale of variable annuities) to revenues reported in the audited financial statements of the Company for the year ended December 31, 2014, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 27, 2015

Bangor, ME • Portland, ME • Manchester, NH • Charleston, WV
www.berrydunn.com

SIPC-3 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature], Exec. VP   Jan. 6, 2014

Authorized Signature/Title   Date

8-042445 FINRA DEC 8/1/1990
PENTEGRA DISTRIBUTORS INC
ATTN COMPLIANCE OFFICER
108 CORPORATE PARK DRIVE
WHITE PLAINS, NY 10604

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Pentegra Distributors, Inc.

Financial Statements and Supplementary
Schedules Pursuant to
Rule 17a-5 of the Securities
Exchange Act of 1934

As of and for the year ended December 31, 2014

Pentegra Distributors, Inc.

Financial Statements and
Supplementary Schedules

As of and for the year ended December 31, 2014

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENTEGRA DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 CORPORATE PARK DRIVE
(No. and Street)

WHITE PLAINS	NEW YORK	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM J. PIEPER (203) 926-3010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERRYDUNN
(Name – *if individual, state last, first, middle name*)

100 MIDDLE STREET	PORTLAND	MAINE	19104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM J. PIEPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENTEGRA DISTRIBUTORS, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

PRESIDENT AND CHIEF COMPLIANCE OFFICER

Title

Karen E. Perry

Notary Public

KAREN E. PERRY
Notary Public, State of New York
No. 5034157
Qualified in Westchester County
Commission Expires 10/4/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We have audited the accompanying financial statements of Pentegra Distributors, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained within Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 27, 2015

Bangor, ME • Portland, ME • Manchester, NH • Charleston, WV
www.berrydunn.com

Pentegra Distributors, Inc.
Statement of Financial Condition
December 31, 2014

Assets:		
Cash	$	1,003,789
Due from parent		16,929
Prepaid expenses		25,000
Total assets	$	1,045,718
Liabilities and shareholder's equity:		
Accounts payable and accrued expenses	$	4,770
Income taxes payable		307,169
Total liabilities		311,939
Shareholder's equity:		
Common stock, $.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		25,351
Retained earnings		708,427
Total shareholder's equity		733,779
Total liabilities and shareholder's equity	$	1,045,718

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Statement of Income
Year Ended December 31, 2014

Revenue:	
Service income	$ 645,560
Total revenue	645,560
Expenses:	
Compensation and benefits	249,164
Professional fees	45,995
Regulatory fees	40,045
Facilities	23,772
Other	26,986
Total expenses	385,962
Income before income tax expense	259,598
Income tax expense	99,332
Net income	$ 160,266

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2014

	Common Stock		Additional Paid-In	Retained	Total Shareholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2013	100	$ 1	$ 25,351	$ 548,161	$ 573,513
Net income	-	-	-	160,266	160,266
Balance, December 31, 2014	100	$ 1	$ 25,351	$ 708,427	$ 733,779

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 160,266
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(1,584)
Decrease in accounts payable and accrued expenses	(2,054)
Increase in income taxes payable	99,332
Net cash provided by operating activities	255,960
Net cash used in financing activities:	
Increase in due from Parent	(18,337)
Net cash used in financing activities	(18,337)
Net increase in cash	237,623
Cash at beginning of year	766,166
Cash at end of year	$ 1,003,789
Cash paid for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Notes to Financial Statements
December 31, 2014

1. Nature of Business and Summary of Significant Accounting Policies

Organization

Pentegra Distributors, Inc. (the "Company"), a wholly owned subsidiary of Pentegra Services, Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Principal Business Activities

The Company provides services in support of the retirement services business of its Parent, which involves the distribution of registered investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent.

Financial Statement Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are generally recognized on the accrual basis in the period services are performed.

Income Taxes

The Company is included in consolidated U.S. federal and state income tax returns with its Parent. The Parent allocates income taxes to its subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has provided for federal and state income taxes for the year.

Cash

Cash consists of bank deposits. The carrying amount approximates fair value because of the short maturity of this instrument.

The Company maintains its cash in a single bank account which may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant risk related to the cash account.

2. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $691,850, which was $671,054 in excess of its required net capital of $20,796. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1.

The Company is exempt from SEC Rule 15c3-3 in that its business is limited to the purchase and sale of shares of registered investment companies.

3. Related Party Transactions

Under an Expense Allocation and Services Fee Agreement with its Parent, the Company is charged a share of the expenses paid by its Parent proportional to the benefits the Company derives from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the Parent and the Parent's other subsidiaries. In addition, the Parent will pay the Company a service fee of ten basis points of the fair market value of all regulated investment company share assets administered by the Parent on the last day of each month. These service fees are for all services provided by registered personnel of the Company in connection with the distribution of regulated investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent. Revenues generated from service fees under this agreement amounted to $645,560 and represent 100 percent of the Company's revenue reported on the statement of income.

Expenses allocated under this agreement of approximately $297,806 are included in compensation and benefits, professional fees, facilities and other expenses in the statement of income. In addition, the Parent acts as payment agent for the Company, disbursing certain other expenses of the Company, which then reimburses the amounts paid generally not later than the month following the payment. Such reimbursements for the year ended December 31, 2014 amounted to $88,156.

At December 31, 2014, the Parent owed the Company $16,929.

The Parent also maintains a policy of funding the Company's losses, if any, through capital contributions.

4. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. There are no deferred taxes. The current income tax expense is as follows:

Federal	$ 82,562
State	16,770
Total income taxes	$ 99,332

Income taxes payable reported on the statement of financial condition includes $99,332, $98,093 and $109,744 for 2014, 2013 and 2011 tax liabilities, respectively, not yet settled with the Parent. Income taxes payable for 2012 have been settled with the Parent.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes, defines the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company has adopted these provisions and as a result of the implementation of these provisions, the Company did not have liability for unrecognized tax benefits.

Pentegra Distributors, Inc.
Notes to Financial Statements
December 31, 2014

5. Subsequent Events

Management has evaluated events and transactions subsequent to December 31, 2014, and no events have occurred requiring recognition or disclosure.

6. Legal Contingencies

Various legal claims may arise from time to time in the normal course of business which, in the opinion of management, may or may not have a material effect on the Company's financial statements.

At December 31, 2014, the Company was not involved in any litigation or any other legal claims.

7. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reporting rules, which require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers are required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC Member firm, broker-dealer audited financial statements are required to be submitted to SIPC, and broker-dealers are required to file a new quarterly Form Custody. In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no action positions taken by SEC staff over many years of which conformed to existing practices of self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reporting rules and the financial responsibility rules and has determined that the adoption of the amendments did not have a material impact on the Company or its financial statements.

Pentegra Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2014

Computation of Net Capital		
Total shareholder's equity	$	733,779
Less: Non-allowable assets		41,929
Net capital		691,850
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $311,939, or $5,000, whichever is greater		20,796
Excess net capital	$	671,054
Aggregate indebtedness	$	311,939
Ratio of aggregate indebtedness to net capital		0.45 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part IIA of the Focus Report on Form X-17A-5 at December 31, 2014.

Pentegra Distributors, Inc.

Schedule II

Statement Pursuant to Rule 15c3-3

December 31, 2014

For the year ended December 31, 2014, the brokerage transactions of the Company were limited to the purchase and sale of shares of registered investment companies and the Company is, therefore, exempt from Rule 15c3-3 (subparagraph (k)(1)).

BerryDunn

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S EXEMPTION REVIEW REPORT

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We have reviewed management's statements, included in the accompanying Report of Exemption from Rule 15c3-3, in which (1) Pentegra Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (1) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 27, 2015

Pentegra Distributors, Inc.

Report of Exemption from Rule 15c3-3

December 31, 2014

The Company does not handle cash or securities on behalf of its customers. It is exempt from compliance with SEC Rule 15c3-3 under paragraph (k)(1) of that rule since its business is limited to purchase and sales of mutual funds, and to the best of my knowledge and belief has been so throughout 2014 without exception.

William J. Pieper
President and Chief Compliance Officer

BerryDunn

INDEPENDENT ACCOUNTANT'S REPORT ON AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion from Membership (Form SIPC-3) filed with the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by Pentegra Distributors, Inc. (the Company), the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA) and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-3. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the claims for exclusion made by the Company in its filing of Form SIPC-3 (the distribution of shares of registered open end investment companies or unit investment trusts, and the sale of variable annuities) to revenues reported in the audited financial statements of the Company for the year ended December 31, 2014, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 27, 2015

Bangor, ME • Portland, ME • Manchester, NH • Charleston, WV
www.berrydunn.com

SIPC-3 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature], Exec. VP Jan 6, 2014
Authorized Signature/Title Date

8-042445 FINRA DEC 8/1/1990
PENTEGRA DISTRIBUTORS INC
ATTN COMPLIANCE OFFICER
108 CORPORATE PARK DRIVE
WHITE PLAINS, NY 10604

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.